UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Disclosures in Connection with Potential Financing

On May 11th and 12th, 2017, Intelsat S.A. (“Intelsat”) executed confidentiality agreements with certain unaffiliated institutional investors (each, a “Holder” and collectively, the “Holders”) holding, or serving as investment advisor with respect to, the 7.25% Senior Notes due 2019, 7.25% Senior Notes due 2020, 7.50% Senior Notes due 2021, and 5.50% Senior Notes due 2023, each issued by Intelsat’s indirect subsidiary Intelsat Jackson Holdings S.A. (“Intelsat Jackson” and such notes collectively, the “Jax Notes”). Intelsat entered into the confidentiality agreements to facilitate discussions among Intelsat, the Holders, SoftBank Group Corp. (“SoftBank”) and WorldVu Satellites Limited (“OneWeb”) of the ongoing exchange offers by Intelsat Jackson with respect to the Jax Notes in connection with Intelsat’s previously announced Combination Agreement with OneWeb (the “Combination Agreement”, and the combination of Intelsat and OneWeb contemplated thereby, the “Combination”). Pursuant to the confidentiality agreements, Intelsat agreed to disclose publicly on a specified date, among other things, that Intelsat and the Holders engaged in discussions concerning the proposed exchange offers for the Jax Notes. The information included in this Report on Form 6-K is being furnished, in part, to satisfy Intelsat’s public disclosure obligations under the confidentiality agreements.

In their discussions, representatives of Intelsat and SoftBank, and the Holders, each made an indicative non-binding proposal (the “Intelsat/SoftBank Proposal” and “Holder Proposal,” respectively) to the other. Both the Intelsat/SoftBank Proposal and the Holder Proposal contemplated that holders of Jax Notes, as well as holders of the 12.50% Senior Notes due 2022 issued by Intelsat Connect Finance S.A., (the “ICF Notes”) and holders of the 7.75% Senior Notes due 2021 and the 8.125% Senior Notes due 2023 of Intelsat (Luxembourg) S.A. (collectively, the “Lux Notes” and, together with the ICF Notes and Jax Notes, the “Existing Notes”; and the exchange offers for the Existing Notes, the “Exchange Offers”) who exchanged their Existing Notes in the Exchange Offers would receive new, mandatorily exchangeable senior notes (“Exchange Notes”) in an equal principal amount to the Existing Notes exchanged.

Under the terms of the Intelsat/SoftBank Proposal, Intelsat proposed that, upon the closing of the Combination, holders of Exchange Notes issued by Intelsat Jackson would mandatorily receive the following consideration in exchange for their Exchange Notes:

Intelsat/SoftBank Proposal

				Final Notes of Intelsat Jackson
	Principal			7.000%	7.125%	7.250%
Mandatory	Amount	Minimum		5-year Jax	6-year Jax	7-year Jax
Exchange Notess	($mm)	Participation	Cash	Notes	Notes	Notes	Total
7.25% Jax 2019s	$1,500	85.0%	17.5	80.5	—	—	98.0
7.25% Jax 2020s	2,200	85.0%	17.5	—	75.5	—	93.0
7.5% Jax 2021s	1,150	85.0%	17.5	—	72.5	—	90.0
5.5% Jax 2023s	2,000	85.0%	25.0	—	—	57.0	82.0
12.5% ICF 2022s	732	85.0%	25.0	—	—	62.5	87.5
7.75% Lux 2021s	1,021	85.0%	27.0	—	—	25.0	52.0
8.125% Lux 2023s	888	85.0%	27.0	—	—	25.0	52.0

In addition, the Intelsat/SoftBank Proposal contemplated that certain holders of Existing Notes who committed to support the Intelsat/SoftBank Proposal by a certain time would ratably share a $20 million fee to be paid upon closing of the Combination. Intelsat and SoftBank also contemplated a par redemption right for the first six months following the closing of the Combination.

Under the terms of the Holder Proposal, which was made in response to the Intelsat/SoftBank Proposal, upon the closing of the Combination, holders of Exchange Notes would mandatorily receive the following consideration in exchange for their Exchange Notes:

Holder Proposal

				Final Notes of Intelsat Jackson
	Principal Amount ($mm)			7.500% 5-year Jax Notes (NC2)	7.625% 6-year Jax Notes (NC3)	7.750% 7-year Jax Notes (NC3)
Mandatory Exchange Notes		Minimum Participation
			Cash				Total
7.25% Jax 2019s	$1,500	85.0%	17.5	80.5	—	—	98.0
7.25% Jax 2020s	2,200	85.0%	20.5	—	75.5	—	96.0
7.5% Jax 2021s	1,150	85.0%	20.5	—	72.5	—	93.0
5.5% Jax 2023s	2,000	85.0%	32.0	—	—	57.0	89.0

In addition, the Holder Proposal contemplated that holders of Existing Notes who committed to support the Holder Proposal (A) on or prior to May 15, 2017 would receive a fee upon closing of the Combination of 2.0% of the principal amount of Existing Notes held thereby and (B) after May 15, 2017 and on or prior to May 19, 2017 would receive a fee upon closing of the Combination of 1.0% of the principal amount of Existing Notes held thereby. In addition, the Holder Proposal included a fixed price redemption right for the first six months after the closing of the Combination.

Following the presentation of the Holder Proposal, advisors to the Holders, Intelsat and SoftBank discussed the implications of the Holder Proposal for holders of the ICF Notes and Lux Notes. Assuming no change in the total consideration to all holders of Existing Notes, the increases in final consideration for holders of Jax Notes proposed in the Holder Proposal would result in decreases in the final consideration for holders of ICF Notes and Lux Notes. As a result, if the Holder Proposal were implemented, it was determined that the consideration necessary to obtain the requisite participation from holders of ICF Notes likely would leave less than 40 cents per 100 cents of principal amount available for holders of Lux Notes.

Intelsat and SoftBank did not accept the Holder Proposal, no agreements were reached between Intelsat and the Holders, and there are no currently active discussions with the Holders ongoing. Intelsat, OneWeb and SoftBank continue to discuss alternatives.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events, including the Exchange Offers, and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, quarterly reports on Form 6-K for the quarter ended March 31, 2017 and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2017	INTELSAT S.A.

	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer